Buenos Aires, February 24, 2017.

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:    Relevant Fact. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you to inform that, as decided by the Board of Directors of Pampa Energia S.A. (the “Company”) in its meeting held on February 8, the Company begun the process to repurchase its own shares in accordance with art. 64 of Law 26.831 and the National Securities Commission (“Comisión Nacional de Valores”) regulation.

As opportunely communicated, the repurchased shares acquired under this process will be destined for the implementation of a Share Compensation Plan approved by the Board of Directors in the aforementioned meeting.

To this regard, I inform that the Company has acquired 160,000 of its own ordinary shares, with a nominal value of $1 each, and one vote per share; and 18,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of Shares	Price $	Total Amount - $	Broker
Feb-24- 17	160,000	28.40506	4,544,810	Allaria Ledesma y Cia S.A.

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
Feb-24-17	18.000	45.91831	826,530	Allaria Ledesma y Cia S.A.

Sincerely.

________________________________

Victoria Hitce

Head of Market Relations